Exhibit 4.24

CONSULTING AGREEMENT

This Consulting Agreement (the “Agreement”) is made effective as of July 16, 2021 (the “Effective Date”), by and between Bionomics Limited, an Australian corporation, with its principal place of business being 31 Dalgleish Street, Thebarton SA 5031 AUSTRALIA (the “Company”) and Danforth Advisors, LLC, a Massachusetts limited liability company, with its principal place of business being 91 Middle Road, Southborough, MA 01772 (“Danforth”). The Company and Danforth are herein sometimes referred to individually as a “Party” and collectively as the “Parties.”

WHEREAS, the Company is a global, clinical stage biopharmaceutical company leveraging its proprietary platform technologies to discover and develop a deep pipeline of best in class, novel drug candidates; and

WHEREAS, Danforth has expertise in financial and corporate operations and strategy; and

WHEREAS, Danforth desires to serve as an independent consultant for the purpose of providing the Company with certain strategic and financial advice and support services, using personnel described in Exhibit A attached hereto, (the "Services"); and

WHEREAS, the Company wishes to engage Danforth on the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which are hereby acknowledged, the Parties agree and covenant as follows.

1. Services of Consultant. Danforth will assist the Company with matters relating to the Services. The Services are more fully described in Exhibit A attached hereto. Danforth and the Company will review the Services on a monthly basis to determine appropriate staffing requirements. Company shall have the right to request changes to the Danforth personnel at any time in writing. If Company makes a written request, Danforth shall replace such personnel subject to the Company’s right of pre-approval.

2. Compensation for Services. In full consideration of Danforth’s full, prompt and faithful performance of the Services, the Company shall compensate Danforth a consulting fee more fully described in Exhibit A (the “Consulting Fee”). Danforth shall, from time to time, but not more frequently than twice per calendar month, invoice the Company for Services rendered, and such invoice will be paid upon 15 days of receipt. Each month the Parties shall evaluate jointly the current fee structure and scope of Services. Danforth reserves the right to an annual increase in consultant rates of up to 4%, effective January 1 of each year. Upon termination of this Agreement pursuant to Section 3, no compensation or benefits of any kind as described in this Section 2 shall be payable or issuable to Danforth after the effective date of such termination. In addition, the Company will reimburse Danforth for reasonable out-of-pocket business expenses, including but not limited to travel and parking, incurred by Danforth in performing the Services hereunder, upon submission by Danforth of supporting documentation reasonably acceptable to the Company. Any such accrued expenses in any given three (3) month period that exceed $1,000 shall be submitted to the Company for its prior written approval.

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All Danforth invoices and billing matters should be addressed to: Company Accounts Payable Contact:

Name: Mr Adrian Hinton

Title: Acting Chief Financial Officer

Address: 31 Dalgleish Street, Thebarton SA 5031 AUSTRALIA Phone: +618 8354 6100

E-mail: ahinton@bionomics.com.au

All Company payments and billing inquiries should be addressed to: Danforth Accounting: Betsy Sherr

bsherr@danforthadvisors.com

(508) 277-0031

Danforth Advisors

PO Box 335

Southborough, MA 01772

3. Term and Termination. The term of this Agreement will commence on the Effective Date and will continue until such time as either Party has given notice of termination pursuant to this paragraph 3 (the “Term”). This Agreement may be terminated by either Party hereto: (a) with Cause (as defined below), upon 30 days prior written notice to the other Party; or (b) without cause upon 60 days prior written notice to the other Party. For purposes of this Section 3, “Cause” shall include: (i) a breach of the terms of this Agreement which is not cured within 30 days of written notice of such default or (ii) the commission of any act of fraud, embezzlement or deliberate disregard of a rule or policy of the Company.

4. Time Commitment. Danforth will devote such time to perform the Services under this Agreement as may reasonably be required. Danforth does not guarantee time and materials estimates in any way and such estimates are not fixed prices. Danforth will notify the Company as soon as practicable if an estimate will be exceeded.

5. Place of Performance. Danforth will perform the Services at such locations upon which the Company and Danforth may mutually agree. Danforth will not, without the prior written consent of the Company, perform any of the Services at any facility or in any manner that might give anyone other than the Company any rights to or allow for disclosure of any Confidential Information (as defined below).

6. Compliance with Policies and Guidelines. Danforth will perform the Services in accordance with all rules or policies adopted by the Company that the Company discloses in writing to Danforth.

7. Confidential Information. Danforth acknowledges and agrees that during the course of performing the Services, the Company may furnish, disclose or make available to Danforth information, including, but not limited to, material, compilations, data, formulae, models, patent disclosures, procedures, processes, business plans, projections, protocols, results of experimentation and testing, specifications, strategies and techniques, and all tangible and intangible embodiments thereof of any kind whatsoever (including, but not limited to, any apparatus, biological or chemical materials, animals, cells, compositions, documents,

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drawings, machinery, patent applications, records and reports), which is owned or controlled by the Company and is marked or designated as confidential at the time of disclosure or is of a type that is customarily considered to be confidential information (collectively the “Confidential Information"). Danforth acknowledges that the Confidential Information or any part thereof is the exclusive property of the Company and shall not be disclosed to any third party without first obtaining the written consent of the Company. Danforth further agrees to take all practical steps to ensure that the Confidential Information, and any part thereof, shall not be disclosed or issued to its affiliates, agents or employees, except on like terms of confidentiality. The above provisions of confidentiality shall apply for a period of five years. Pursuant to the Defend Trade Secrets Act of 2016, Danforth acknowledges that Danforth will not have criminal or civil liability under any federal or state trade secret law for the disclosure of a trade secret that (i) is made (A) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and (B) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. In addition, if Danforth files a lawsuit for retaliation by Company for reporting a suspected violation of law, Danforth may disclose the trade secret to its attorney and may use the trade secret information in the court proceeding, if Danforth (i) files any document containing the trade secret under seal and (ii) does not disclose the trade secret, except pursuant to court order.

8. Use of Name and Logo. The Company agrees to permit the use of its name and logo in a roster of Danforth clients, which may appear on the Danforth website and in its marketing materials.

9. Intellectual Property. Danforth agrees that all ideas, inventions, discoveries, creations, manuscripts, properties, innovations, improvements, know-how, designs, developments, apparatus, techniques, methods, and formulae that Danforth conceives, makes, develops or improves as a result of performing the Services, whether or not reduced to practice and whether or not patentable, alone or in conjunction with any other party and whether or not at the request or upon the suggestion of the Company (all of the foregoing being hereinafter collectively referred to as the “Inventions”), shall be the sole and exclusive property of the Company.

10. Non Solicitation. All personnel representing Danforth are employees or contracted agents of Danforth. Accordingly, they are not retainable as employees or contractors by the Company and the Company hereby agrees not to solicit, hire or retain their services for so long as they are employees or contracted agents of Danforth and for two years thereafter. Should the Company violate this restriction, it agrees to pay Danforth liquidated damages

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equal to fifty percent (50%) of the employee’s starting annual base salary and target annual bonus for each Danforth contracted agent hired by the Company in violation of this Agreement plus Danforth’s reasonable attorneys’ fees and costs incurred in enforcing this agreement should the Company fail or refuse to pay the liquidated damages amount in full within 30 days following its violation. For purposes herein, “solicit” does not include broad-based recruiting efforts, including, without limitation, help wanted advertising and posting of open positions on a party’s internet site.

11. No Implied Warranty. Except for any express warranties stated herein, the Services are provided on an "as is" basis, and the Company disclaims any and all other warranties, conditions, or representations (express, implied, oral or written), relating to the Services or any part thereof. Further, in performing the Services Danforth is not engaged to disclose illegal acts, including fraud or defalcations, which may have taken place. The foregoing notwithstanding, Danforth will promptly notify the Company if Danforth becomes aware of any such illegal acts during the performance of the Services. Because the Services do not constitute an examination in accordance with standards established by the American Institute of Certified Public Accountants (the “AICPA”), Danforth is precluded from expressing an opinion as to whether financial statements provided by the Company are in conformity with generally accepted accounting principles or any other standards or guidelines promulgated by the AICPA, or whether the underlying financial and other data provide a reasonable basis for the statements.

12. Indemnification. Each Party hereto agrees to indemnify and hold the other Party hereto, its directors, officers, agents and employees harmless against any claim based upon circumstances alleged to be inconsistent with such representations and/or warranties contained in this Agreement. Further, the Company shall indemnify and hold harmless Danforth and any of its subcontractors against any claims, losses, damages or liabilities (or actions in respect thereof) that arise out of or are based on the Services performed hereunder, except for any such claims, losses, damages or liabilities arising out of the gross negligence or willful misconduct of Danforth or any of its subcontractors. The Company will endeavor to add Consultant and any applicable subcontractor to its insurance policies as additional insureds. Furthermore, during the Term of this Agreement, if the Company desires that Danforth provide treasury services, the Company shall obtain and maintain a Crime and Cyber Insurance Policy that includes coverage for "Social Engineering" claims and extends coverage to Danforth.

13. Independent Contractor. Danforth is not, nor shall Danforth be deemed to be at any time during the term of this Agreement, an employee of the Company, and therefore Danforth shall not be entitled to any benefits provided by the Company to its employees, if applicable. Danforth’s status and relationship with the Company shall be that of an independent contractor and consultant. Danforth shall not state or imply, directly or indirectly, that Danforth is empowered to bind the Company without the Company's prior written consent. Nothing herein shall create, expressly or by implication, a partnership, joint venture or other association between the parties. Danforth will be solely responsible for payment of all charges and taxes arising from his or her relationship to the Company as a consultant.

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Except as expressly provided herein, nothing in this Agreement shall preclude Danforth from consulting for or being employed by any other person or entity.

14. Records. Upon termination of Danforth’s relationship with the Company, Danforth shall deliver to the Company any property or Confidential Information of the Company relating to the Services which may be in its possession including products, project plans, materials, memoranda, notes, records, reports, laboratory notebooks, or other documents or photocopies and any such information stored using electronic medium.

15. Notices. Any notice under this Agreement shall be in writing (except in the case of verbal communications, emails and teleconferences updating either Party as to the status of work hereunder) and shall be deemed delivered upon personal delivery, one day after being sent via a reputable nationwide overnight courier service or two days after deposit in the mail or on the next business day following transmittal via facsimile. Notices under this Agreement shall be sent to the following representatives of the Parties:

If to the Company:

Name: Mr Adrian Hinton

Title: Acting Chief Financial Officer

Address: 31 Dalgleish Street, Thebarton SA 5031 AUSTRALIA Phone: +618 8354 6100

E-mail: ahinton@bionomics.com.au

If to Danforth:

Name: Gregg Beloff

Title: Managing Director

Address: 91 Middle Road

Southborough, MA 01772

Phone: (617) 686-7679

E-mail: gbeloff@danforthadvisors.com

16. Assignment and Successors. This Agreement may not be assigned by a Party without the consent of the other which consent shall not be unreasonably withheld, except that each Party may assign this Agreement and the rights, obligations and interests of such Party, in whole or in part, to any of its Affiliates, to any purchaser of all or substantially all of its assets or to any successor corporation resulting from any merger or consolidation of such Party with or into such corporation.

17. Force Majeure. Neither Party shall be liable for failure of or delay in performing obligations set forth in this Agreement, and neither shall be deemed in breach of its obligations, if such failure or delay is due to natural disasters or any causes beyond the reasonable control of either Party. In the event of such force majeure, the Party affected thereby shall use reasonable efforts to cure or overcome the same and resume performance

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of its obligations hereunder.

18. Headings. The Section headings are intended for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

19. Integration; Severability. This Agreement is the sole agreement with respect to the subject matter hereof and shall supersede all other agreements and understandings between the Parties with respect to the same. If any provision of this Agreement is or becomes invalid or is ruled invalid by any court of competent jurisdiction or is deemed unenforceable, it is the intention of the Parties that the remainder of the Agreement shall not be affected.

20. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, excluding choice of law principles. The Parties agree that any action or proceeding arising out of or related in any way to this Agreement shall be brought solely in a Federal or State court of competent jurisdiction sitting in the Commonwealth of Massachusetts.

21. Amendments and Waivers. This Agreement may be amended or supplemented only by a written instrument duly executed by each of the Parties. No provision of this Agreement may be waived except by a written instrument signed by the Party hereto sought to be bound. No failure or delay by any Party in exercising any right or remedy hereunder or under applicable law will operate as a waiver thereof, and a waiver of a particular right or remedy on one occasion will not be deemed a waiver of any other light or remedy, or a waiver on any subsequent occasion.

22. Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one agreement. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

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If you are in agreement with the foregoing, please sign where indicated below, whereupon this Agreement shall become effective as of the Effective Date.

DANFORTH ADVISORS, LLC BIONOMICS LIMITED

By: /s/ Chris Connors By: /s/ Adrian Hinton

Print Name Chris Connors Print Name Adrian Hinton

Title Chief Executive Officer Title Acting CFO

Date 7/27/2021 Date 7/27/2021

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AMENDMENT NO. 1 TO CONSULTING AGREEMENT

This Amendment No. 1 to Consulting Agreement (“Amendment No. 1”) is made as of May 16, 2023, by and between Bionomics Limited, an Australian corporation, with its principal place of business being 31 Dalgleish Street, Thebarton SA 5031, Australia (“Company”) and Danforth Advisors, LLC, a Massachusetts limited liability company, with a principal place of business being 91 Middle Road, Southborough, MA 01772, USA (“Danforth”). Capitalized terms used but not defined herein shall have the respective meaning set forth in the Consulting Agreement by and between Danforth and the Company dated as of July 16, 2023, as may be amended from time to time (“Agreement”).

WHEREAS, Danforth is engaged by the company under the terms and conditions of the Agreement and the parties hereto desire to revise the terms of the Agreement on the terms and conditions set forth more fully herein.

.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained and for the other good and valuable consideration, receipt of which is hereby acknowledge, the parties hereby agree as follows:

1. The following new section shall be added to the Agreement:

“23. D&O Insurance. The Company shall specifically include and cover, as a benefit for their protection, Danforth staff serving as directors or officers of the Company or affiliates from time to time with direct coverage as named insureds under the Company’s policy for directors’ and officers’ (“D&O”) insurance. The Company will maintain such D&O insurance coverage for the period through which claims can be made against such persons. The Company disclaims a right to distribution from the D&O insurance coverage with respect to such persons. In the event that the Company is unable to include Danforth under the Company’s policy or does not have first dollar coverage acceptable to Danforth in effect for at least $5 million (e.g., such policy is not reserved based on actions that have been or are expected to be filed against officers and directors alleging prior acts that may give rise to a claim), Danforth may, at its option, attempt to purchase a separate D&O policy that will cover the Danforth staff only. The cost of same shall be invoiced to the Company as an out -of -pocket cash expense. If Danforth is unable to purchase such D&O insurance, then Danforth reserves the right to terminate the Agreement upon delivery of written notice.”

2. Exhibit A to the Agreement is hereby modified to allow Danforth to add the services of various Danforth employees to perform the Services required and approved, such approval to be provided verbally or by email, by the Company at each such Danforth employee’s billable rate in effect at the time they are added to the Agreement. The billable rates in effect as of the date of this Amendment No.1 are as described in Exhibit A-2.

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3. Except as specifically provided for in this Amendment No. 1, the terms of the

Agreement shall be unmodified and shall remain in full force and effect

2. This Amendment No. 1 may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same amendment, and shall become binding when one or more counterparts have been signed by each of the parties and delivered to the other.

3. This Amendment No. 1 shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, excluding choice of law principles.

IN WITNESS WHEREOF, this Amendment No. 1 has been executed by the parties to be effective as of the date first above written.

DANFORTH ADVISORS, LLC BIONOMICS LIMITED

By: /s/ Chris Connors By: /s/ Spyros Papapetropoulos

Print Name Chris Connors Print Name Spyros Papapetropoulos

Title Chief Executive Officer Title President and CEO

Date 5/26/2023 Date 5/19/2023

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AMENDMENT NO. 3 TO CONSULTING AGREEMENT

This Amendment No. 3 to Consulting Agreement (“Amendment No. 3”) is made as of August 15, 2023, by and between Bionomics Limited, an Australian corporation, with its principal place of business being 200 Greenhill Road, Eastwood SA 5031, Australia (“Company”) and Danforth Advisors, LLC, a Massachusetts limited liability company, with a principal place of business being 91 Middle Road, Southborough, MA 01772, USA (“Danforth”). Capitalized terms used but not defined herein shall have the respective meaning set forth in the Consulting Agreement by and between Danforth and the Company dated as of July 16, 2023, as may be amended from time to time (“Agreement”).

WHEREAS, Danforth is engaged by the company under the terms and conditions of the Agreement and the parties hereto desire to revise the terms of the Agreement on the terms and conditions set forth more fully herein.

.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained and for the other good and valuable consideration, receipt of which is hereby acknowledge, the parties hereby agree as follows:

1. Exhibit A to the Agreement is hereby modified to allow Danforth to add the services of various Danforth employees to perform the Services required and approved, such approval to be provided verbally or by email, by the Company at each such Danforth employee’s billable rate in effect at the time they are added to the Agreement.

2. Any and all references in the Agreement to the Company’s address shall be deleted and replaced with the following new address: “200 Greenhill Road, Eastwood SA 5031, Australia.”

3. Except as specifically provided for in this Amendment No. 3, the terms of the

Agreement shall be unmodified and shall remain in full force and effect.

4. This Amendment No. 3 may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same amendment, and shall become binding when one or more counterparts have been signed by each of the parties and delivered to the other.

5. This Amendment No. 3 shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, excluding choice of law principles.

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IN WITNESS WHEREOF, this Amendment No. 3 has been executed by the parties to be effective as of the date first above written.

DANFORTH ADVISORS, LLC BIONOMICS LIMITED

By: /s/ Chris Connors By: /s/ Spyros Papapetropoulos

Print Name Chris Connors Print Name Spyros Papapetropoulos

Title Chief Executive Officer Title President and CEO

Date 8/15/2023 Date 16-Aug-23

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Exhibit A-2

1. Description of CBO Services and Schedule of Fees

Danforth will perform mutually agreed to outsourcing activities which are necessary to support the management and operations of identified clinical studies which may include:

• Customized strategic outsourcing planning – Define the clinical outsourcing strategy and plan based on your in-house capabilities and special requirements, and coordinate with clinical operations and finance.

• CRO/CMC/Vendor bidding and selection – In conjunction with clinical operations, identify appropriate candidate vendors, prepare the Request for Information (RFI), Request for Proposal (RFP), analyze incoming proposals, and facilitate Bid Defense meetings to coordinate recommendations with internal study team, including a Vendor Selection Report to document detailing the scoring process and final decision.

• Contract and change order management – Lead in the negotiation of Statements of Work (SOWs), budget proposals and payment terms with the vendors, assist in the negotiation of business and performance terms of Master Services Agreements (MSAs), and execute change orders as needed.

 Site Contracts – Manage site contract process, including:

o Manage entire process or act as an escalation point if CRO is still managing process;

o Develop CRO budget template (approximately $16,000);

o If needed, negotiate CTA budget and support counsel in negotiation of CTA language instead of CRO (approximately $3,000 - $4,500) and site agreements and budget (approximately $7,500); and

o Note: CROs will be signatory so some CRO costs will be incurred in addition to above-referenced fees.

• Vendor oversight – Assist with the development, implementation and tracking of Key Performance Indicators (KPIs)/Service Level Agreements (SLAs) to measure vendor performance and document vendor oversight per compliance. We will also assist with right-sized governance to facilitate effective issue resolution.

• Optimized coordination with clinical operations and finance – Facilitate timely and quality information flow between Clinical Operations and Finance to enhance forecasting and accrual accuracy and minimize surprise spending.

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